

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

April 27, 2005

By Facsimile (626) 585-5929 and U.S. Mail

Christopher K. Davis
Millenium Management, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, California 91101

Re: **Secured Investment Resources Fund, L.P., by Millenium Management, LLC
Schedule TO-I filed on April 15, 2005
File No. 005-80666**

Dear Mr. Davis:

        We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase for Cash

General

1. We note Millenium is offering to buy 8,000 of the 24,869 issued and outstanding limited partnership units. Please clarify whether the 1,216 unit holders to which you refer are record holders or beneficial holders. See the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, M.30 (July 1997), available at www.sec.gov. In addition, please advise us whether or not the tender offer constitutes the first step of a transaction subject to Rule 13e-3. Your explanation should include the number of unit holders before and after the tender offer.

2. Because it appears that Millenium is not making the offer on behalf of the partnership, the tender offer is subject to Regulation 14D and not Rule 13e-4. Millenium should file an amendment to the Schedule TO using the EDGAR header tag TO-T/A and include all disclosures required by that schedule not previously included in the initial Schedule TO filing. In addition, Secured should file a Schedule 14D-9. While we recognize

Millenium may have made the filing under cover of Schedule TO-I based on its reading of Rule 13e-4, please note Millenium, as a third party affiliate of Secured, is ineligible to make an issuer tender offer as defined in Rule 13e-4 for outstanding limited partnership units of Secured unless it is a 100%-owned subsidiary or affiliate of Secured.

3. Please advise us, with a view toward disclosure, how Millenium intends to comply with Item 10 of Schedule TO-T and disseminate that disclosure to unit holders.

4. Please revise to include a discussion of all of the material risks of the transaction. For example, you should disclose, if present, any potential risks associated with the lack of an independent agent, such as a depositary, to hold tendered units until payment. At present, the only risk that appears to have been disclosed is the conflict of interest that exists. See Section III.B.1 of Release No. 34-43069 for guidance.

Summary of the Offer

5. While the staff understands your intentions for providing unit holders a choice to have all or none of their units accepted, it appears that such a provision is prohibited by Rule 14d-8, which requires the offeror to take up and pay for the securities "as nearly as may be pro rata, disregarding fractions, according to the number of securities deposited" during the offer period. Although Rule 13e-4(f)(3) contains a list of exceptions from the pro rata requirement for tender offers by issuers, including the acceptance of conditional tenders, Rule 14d-8 does not contain such exceptions for third party tender offers. As a result, please provide us with a more detailed legal analysis for why Rule 14d-8 does not prohibit giving holders the option to sell all or none of their units or revise to remove the provision from your offers.

Details of the Offer

5. Withdrawal Rights

6. Please revise your disclosure to explain that Millenium shall not be able to suspend withdrawal rights during the time period in which the expiration date has been extended. In addition, please revise this section to describe when withdrawal rights become available pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934.

Certain Information Concerning the Purchaser

7. We note that the purchaser expects to obtain related fees and expenses for this offer by means of an equity capital offer. We also note that the members participating in this equity capital offer have irrevocably agreed and are obligated to make capital contributions available to the purchaser on demand. Please advise us whether Millenium's members have a written or oral agreement to purchase equity or whether

Millenium's members have already purchased the requisite equity to fund this offer. See Item 1016(d) of Regulation M-A. In addition, advise us whether Millenium will register the equity offering or identify the exemption upon which it intends to rely.

Part II

Item 2. Properties

8. Please expand the discussion of the Cascade Apartments and the Hidden Valley Exchange Retail Center to provide disclosure that is similar to that required by Item 14 and 15 of Form S-11. See Section III.B.1 of Release No. 34-43069 for guidance. For example, it does not appear that your disclosure includes the occupancy rate of the Cascade Apartments or the average effective annual rental per square foot for each of the last five years.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from Millenium Management acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0306.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers and Acquisitions